Mail Stop 4561

									February 23, 2006


Mr. Richard G. Spencer
President and Chief Executive Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
Via Mail and Facsimile (412) 364-6504

      Re:	Fidelity Bancorp, Inc.
		Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
		File No. 0-22288

Dear Mr. Spencer:

      We have reviewed your letter filed on January 30, 2006 and have the following comments.

Form 10-K for the fiscal year ended September 30, 2005

Consolidated Financial Statements

Note 2 - Securities, page 17

1. We note your response to our letter dated January 20, 2006. Please provide us with your analysis demonstrating the changes in interest rates and changes in the valuation of the AMF Ultra Short Mortgage fund investment during the last two fiscal years and continuing until December 31, 2005. In your analysis, identify the specific interest rate index that drives the valuation of this investment. Provide us with the objective basis for your expectation that the investment`s fair value will equal or exceed cost during the next year, including your expectation regarding interest rates and the specific point at which the investment`s fair value will equal cost. Refer to Section II F (1) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March
4, 2005, which can be found on our website at www.sec.gov, for additional guidance.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Richard G. Spencer
Fidelity Bancorp, Inc.
February 23, 2006
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